UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Huize Holding Limited

(Name of Issuer)

Class A common shares, par value $0.00001 per share

(Title of Class of Securities)

44473E105**

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP number applies to the American Depositary Shares (“ADSs”) of Huize Holding Limited (the “Issuer”), each representing 20 Class A common shares, par value $0.00001 per share, of the Issuer (“Class A common shares”).

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44473E105**	13G/A

1	NAMES OF REPORTING PERSONS Wande Weirong Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 91,560,020(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 97,125,400(1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,125,400 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.5%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Represent 97,125,400 Class A common shares held by Wande Weirong Limited. Wande Weirong Limited has, pursuant to certain irrevocable proxy and power of attorney, delegated the voting power of 5,565,380 Class A common shares to Mr. Cunjun Ma, the chairman and chief executive officer of the Issuer, who disclaims beneficial ownership of these Class A common shares.

(2)	This percentage is calculated based on 1,023,336,193 common shares issued and outstanding as of February 28, 2023, including (i) 872,744,986 Class A common shares, and (ii) 150,591,207 Class B common shares, as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2022. In respect of all matters subject to a shareholders’ vote, each Class A common share is entitled to one vote, and each Class B common share is entitled to 15 votes, voting together as a single class. Each Class B common share is convertible into one Class A common share at any time at the option of the holder thereof. Class A common shares are not convertible into Class B common shares under any circumstances.

2

CUSIP No. 44473E105**	13G/A

1	NAMES OF REPORTING PERSONS Jiaxing Weirong Investment Management Partnership (Limited Partnership)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 91,560,020(3)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 97,125,400(3)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,125,400(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.5%(4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(3)	Represent 97,125,400 Class A common shares held by Wande Weirong Limited, which is wholly owned by Jiaxing Weirong Investment Management Partnership (Limited Partnership). Wande Weirong Limited has, pursuant to certain irrevocable proxy and power of attorney, delegated the voting power of 5,565,380 Class A common shares to Mr. Cunjun Ma who disclaims beneficial ownership of these Class A common shares.

(4)	This percentage is calculated based on 1,023,336,193 common shares issued and outstanding as of February 28, 2023, including (i) 872,744,986 Class A common shares, and (ii) 150,591,207 Class B common shares, as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2022. In respect of all matters subject to a shareholders’ vote, each Class A common share is entitled to one vote, and each Class B common share is entitled to 15 votes, voting together as a single class. Each Class B common share is convertible into one Class A common share at any time at the option of the holder thereof. Class A common shares are not convertible into Class B common shares under any circumstances.

3

CUSIP No. 44473E105**	13G/A

1	NAMES OF REPORTING PERSONS Wanrong Times Asset Management (Xuzhou) Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 91,560,020(5)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 97,125,400(5)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,125,400(5)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.5%(6)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(5)	Represent 97,125,400 Class A common shares held by Wande Weirong Limited, which is wholly owned by Jiaxing Weirong Investment Management Partnership (Limited Partnership), whose general partner is Wanrong Times Asset Management (Xuzhou) Co., Ltd. Wande Weirong Limited has, pursuant to certain irrevocable proxy and power of attorney, delegated the voting power of 5,565,380 Class A common shares to Mr. Cunjun Ma who disclaims beneficial ownership of these Class A common shares.

(6)	This percentage is calculated based on 1,023,336,193 common shares issued and outstanding as of February 28, 2023, including (i) 872,744,986 Class A common shares, and (ii) 150,591,207 Class B common shares, as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2022. In respect of all matters subject to a shareholders’ vote, each Class A common share is entitled to one vote, and each Class B common share is entitled to 15 votes, voting together as a single class. Each Class B common share is convertible into one Class A common share at any time at the option of the holder thereof. Class A common shares are not convertible into Class B common shares under any circumstances.

4

CUSIP No. 44473E105**	13G/A

1	NAMES OF REPORTING PERSONS Bejing Wanrong Times Capital Management Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 91,560,020(7)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 97,125,400(7)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,125,400(7)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.5%(8)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(7)	Represent 97,125,400 Class A common shares held by Wande Weirong Limited, which is wholly owned by Jiaxing Weirong Investment Management Partnership (Limited Partnership), whose general partner is Wanrong Times Asset Management (Xuzhou) Co., Ltd. Bejing Wanrong Times Capital Management Co., Ltd. is the controlling shareholder of Wanrong Times Asset Management (Xuzhou) Co., Ltd. Wande Weirong Limited has, pursuant to certain irrevocable proxy and power of attorney, delegated the voting power of 5,565,380 Class A common shares to Mr. Cunjun Ma who disclaims beneficial ownership of these Class A common shares.

(8)	This percentage is calculated based on 1,023,336,193 common shares issued and outstanding as of February 28, 2023, including (i) 872,744,986 Class A common shares, and (ii) 150,591,207 Class B common shares, as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2022. In respect of all matters subject to a shareholders’ vote, each Class A common share is entitled to one vote, and each Class B common share is entitled to 15 votes, voting together as a single class. Each Class B common share is convertible into one Class A common share at any time at the option of the holder thereof. Class A common shares are not convertible into Class B common shares under any circumstances.

5

CUSIP No. 44473E105**	13G/A

1	NAMES OF REPORTING PERSONS Jun Xiong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 91,560,020(9)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 97,125,400(9)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,125,400(9)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.5%(10)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(9)	Represent 97,125,400 Class A common shares held by Wande Weirong Limited, which is wholly owned by Jiaxing Weirong Investment Management Partnership (Limited Partnership), whose general partner is Wanrong Times Asset Management (Xuzhou) Co., Ltd. Bejing Wanrong Times Capital Management Co., Ltd. is the controlling shareholder of Wanrong Times Asset Management (Xuzhou) Co., Ltd. Mr. Jun Xiong is the controlling shareholder of Bejing Wanrong Times Capital Management Co., Ltd. Mr. Jun Xiong disclaims beneficial ownership of the shares held by Wande Weirong Limited, except to the extent of his pecuniary interests therein. Wande Weirong Limited has, pursuant to certain irrevocable proxy and power of attorney, delegated the voting power of 5,565,380 Class A common shares to Mr. Cunjun Ma who disclaims beneficial ownership of these Class A common shares.

(10)	This percentage is calculated based on 1,023,336,193 common shares issued and outstanding as of February 28, 2023, including (i) 872,744,986 Class A common shares, and (ii) 150,591,207 Class B common shares, as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2022. In respect of all matters subject to a shareholders’ vote, each Class A common share is entitled to one vote, and each Class B common share is entitled to 15 votes, voting together as a single class. Each Class B common share is convertible into one Class A common share at any time at the option of the holder thereof. Class A common shares are not convertible into Class B common shares under any circumstances.

6

CUSIP No. 44473E105**	13G/A

Item 1(a)	Name of Issuer:

Huize Holding Limited

Item 1(b)	Address of Issuer’s principal executive offices:

49/F, Building T1, Qianhai Financial Centre, Linhai Avenue
Qianhai Shenzhen-Hong Kong Cooperation Zone, Shenzhen 518000
People’s Republic of China

Items 2(a)	Name of Reporting Persons filing:

(i) Wande Weirong Limited,
(ii) Jiaxing Weirong Investment Management Partnership (Limited Partnership),
(iii) Wanrong Times Asset Management (Xuzhou) Co., Ltd.,
(iv) Bejing Wanrong Times Capital Management Co., Ltd., and
(v) Jun Xiong
(collectively, the “Reporting Persons”).

Item 2(b)	Address or principal business office or, if none, residence:

13/F, West Wing, North Office Building, Zhuangsheng Square, No.6 Xuanwumenwai Street, Xicheng District, Beijing

Item 2(c)	Citizenship:

(i) Wande Weirong Limited — British Virgin Islands
(ii) Jiaxing Weirong Investment Management Partnership (Limited Partnership) — People’s Republic of China
(iii) Wanrong Times Asset Management (Xuzhou) Co., Ltd. — People’s Republic of China
(iv) Bejing Wanrong Times Capital Management Co., Ltd. — People’s Republic of China
(v) Jun Xiong — People’s Republic of China

Item 2(d)	Title of class of securities:

Class A common shares, par value $0.00001 per share

Item 2(e)	CUSIP No.:

44473E105. This CUSIP number applies to the ADSs of the Issuer, each representing 20 Class A common shares.

Item 3	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable.

Item 4	Ownership

The following information with respect to the ownership of Class A common shares of the Issuer by the Reporting Persons filing this statement on Schedule 13G was provided as of December 31, 2023.

7

CUSIP No. 44473E105**	13G/A

Reporting Persons	Amount beneficially owned	Percent of Class(1)	Percent of aggregate voting power(2)	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Wande Weirong Limited	97,125,400(3)	9.5%	2.9%	91,560,020(4)	0	97,125,400	0
Jiaxing Weirong Investment Management Partnership (Limited Partnership)	97,125,400(3)	9.5%	2.9%	91,560,020(4)	0	97,125,400	0
Wanrong Times Asset Management (Xuzhou) Co., Ltd.	97,125,400(3)	9.5%	2.9%	91,560,020(4)	0	97,125,400	0
Bejing Wanrong Times Capital Management Co., Ltd.	97,125,400(3)	9.5%	2.9%	91,560,020(4)	0	97,125,400	0
Jun Xiong	97,125,400(3)	9.5%	2.9%	91,560,020(4)	0	97,125,400	0

(1)	Calculation is based on 1,023,336,193 common shares issued and outstanding as of February 28, 2023, including (i) 872,744,986 Class A common shares, and (ii) 150,591,207 Class B common shares, as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2022. Each Class B common share is convertible into one Class A common share at any time at the option of the holder thereof. Class A common shares are not convertible into Class B common shares under any circumstances.

(2)	The percent of aggregate voting power beneficially owned by each Reporting Person is calculated by dividing the voting power beneficially owned by such Reporting Person by the voting power of all of Class A Common shares and Class B Common shares as a single class. In respect of all matters subject to a shareholders’ vote, each Class B Common share is entitled to 15 votes per share, whereas each Class A Common share is entitled to one vote.

(3)	Represent 97,125,400 Class A common shares held by Wande Weirong Limited, whose registered address is Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands VG1 110. Wande Weirong Limited is wholly owned by Jiaxing Weirong Investment Management Partnership (Limited Partnership), whose general partner is Wanrong Times Asset Management (Xuzhou) Co., Ltd. Bejing Wanrong Times Capital Management Co., Ltd. is the controlling shareholder of Wanrong Times Asset Management (Xuzhou) Co., Ltd. Mr. Jun Xiong is the controlling shareholder of Bejing Wanrong Times Capital Management Co., Ltd. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, each of Jiaxing Weirong Investment Management Partnership (Limited Partnership), Wanrong Times Asset Management (Xuzhou) Co., Ltd., Bejing Wanrong Times Capital Management Co., Ltd. and Mr. Jun Xiong may be deemed to beneficially own all of the shares of the Issuer owned by Wande Weirong Limited. Mr. Jun Xiong disclaims beneficial ownership of the shares held by Wande Weirong Limited, except to the extent of his pecuniary interests therein.

(4)	Wande Weirong Limited has, pursuant to certain irrevocable proxy and power of attorney, delegated the voting power of 5,565,380 Class A common shares to Mr. Cunjun Ma, the chairman and chief executive officer of the Issuer, who disclaims beneficial ownership of these Class A common shares.

Item 5	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certifications

Not applicable.

8

CUSIP No. 44473E105**	13G/A

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the attached statement on Schedule 13G is true, complete and correct.

Dated: February 8, 2024

Wande Weirong Limited

By:	/s/ Jun Xiong
Name:	Jun Xiong
Title:	Director

Jiaxing Weirong Investment Management Partnership (Limited Partnership)

By:	/s/ Jun Xiong
Name:	Jun Xiong
Title:	Authorized Signatory

Wanrong Times Asset Management (Xuzhou) Co., Ltd.

By:	/s/ Jun Xiong
Name:	Jun Xiong
Title:	Director

Bejing Wanrong Times Capital Management Co., Ltd.

By:	/s/ Jun Xiong
Name:	Jun Xiong
Title:	Director

Jun Xiong

/s/ Jun Xiong
Name:	Jun Xiong